SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Commission File Number 000-50305

ENTOURAGE MINING LTD.
(Translation of registrant's name into English)

1180 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ x ] Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [    ] No [    ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Entourage Mining Ltd.
 An Emerald Exploration Company

ENTOURAGE MINING LTD.
1180 - 625 Howe Street
Vancouver, B.C. Canada
V6C 2T6
Tel:   (604) 688-8286
Fax:   (604) 684-7208

Entourage Mining Ltd. (the "Company") is pleased to announce that it commenced trading on the OTCBB on Monday Feb. 2nd under the symbol ETGMF.

On Feb. 6th, 2004 it closed a private placement providing the Company with gross proceeds of CDN$219,450 from the sale of 108,000 flow-through shares at a price of $0.22 per share and 889,500 non-flow-through units at $0.22 per unit. Each unit consists of one non-flow-through common share and one-two year share purchase warrant. Each share purchase warrant will entitle the warrant holder to acquire one non-flow-through common share of the Company at $0.25 during the first year and $0.30 during the second year.

Furthermore, the Company has implemented a Stock Option plan for Officers, Directors and employees of the Company with options on 1,600,000 shares being exercisable at US$0.25 per share over a two-year period.

ENTOURAGE MINING LTD.

/s/ Greg Kennedy
Greg Kennedy, Secretary

Cel:   250-216-2299       Fax:   604-684-7208
gfk@direct.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Dated this 24th day of February, 2004.

Entourage Mining Ltd. (Registrant)

BY:	/s/ Greg Kennedy
Greg Kennedy, Secretary